UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Three Forks, Inc.
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                      -------------------------------------
                         (Title of Class of Securities)


                        ---------------------------------
                                 (CUSIP Number)

                                Donald L. Walford
                               1434 Baseline Road
                                Boulder, CO 80203
                                 (303) 404-2160
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2013
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
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                                                               Page 2 of 5 Pages
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1        NAME OF REPORTING PERSON:

         Donald L. Walford
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
                                                                     (b) [   ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   N/A

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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            Number of               7        SOLE VOTING POWER
             Shares                          2,000,000
          Beneficially              --------------------------------------------
            owned by                8        SHARED VOTING POWER
              Each                           0
            Reporting               --------------------------------------------
             Person                 9        SOLE DISPOSITIVE POWER
              with                           2,000,000
                                    --------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 shares of common stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [   ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.38% Common Stock
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14       TYPE OF REPORTING PERSON   IN
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                                                               Page 3 of 5 Pages
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ITEM 1. SECURITY AND ISSUER.
----------------------------

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Three Forks, Inc., a Colorado corporation ("Three Forks"). The address of the principal executive offices of Three Forks is 555 Eldorado Blvd., Suite #100, Broomfield, CO 80021.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

         This statement on Schedule 13D is being filed on behalf of Donald L. Walford, an individual. The address of Mr. Walford is 1434 Baseline Road, Boulder, CO 80203.

         Mr. Walford served as the Company's Chief Executive Officer from the inception of the Company through October 22, 2013. At that time he was appointed the Executive Vice President of Finance. He has been a Director since 2012.

         Mr. Walford has served as a Director and Broker from 1990 to date of Colorado Landmark Reality. He has served as the Chairman and Vice President of Eveia Medical from 2007 through 2010.

         Mr. Walford was licensed as a principal, NASD Series 7, commodities broker and all other principal securities licenses including an Allied Member of the New York Stock Exchange, from 1967 through 1992.

         Mr. Walford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Walford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Walford is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

         Mr. Walford received the 2,000,000 shares at the founding of Three Forks, Inc. in exchange for his services as an officer and director of the Company.

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                                                               Page 4 of 5 Pages
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ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

         Mr. Walford is sole holder of the shares of the Company and as such has the ability to vote the shares. In addition, Mr. Walford is the Executive V.P. of Finance and a Director, as such Mr. Walford may influence the following corporate activities:

         a) The acquisition by any person of additional securities of Three Forks, Inc.;

         b)       Not Applicable;

         c) A sale or transfer of a material amount of assets of Three Forks, Inc. or any of its subsidiaries;

         d) A change in the present board of directors or management of Three Forks., including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

         e)       A  material  change  in the  present  capitalization  of Three
                  Forks, Inc.;

         f)       Not Applicable;

         g)       Not Applicable;

         h)       Not Applicable;

         i)       Not Applicable; or

         j)       Any action similar to any of those enumerated above.

         The Reporting Person(s) may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

         The percentages of outstanding shares of Three Forks common stock reported below are based on the statement that as of December 10, 2013, there were 11,503,477 shares of Three Forks common stock outstanding.

         (a) Mr. Walford beneficially owns or may be deemed to beneficially own shares of Three Forks common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares              2,000,000                17.38%
                                    -----------------        -------------
                                    2,000,000                17.38%

         (b) For information regarding the number of shares of Three Forks common stock as to which Mr. Walford holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on
Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of Three Forks common stock effected by Mr. Walford during the past 60 days.

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                                                               Page 5 of 5 Pages
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         (d) No person other than Mr. Walford has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Three Forks common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Walford.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         Mr. Walford has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Three Forks, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated:  December 11, 2013



                                          /s/ Donald L. Walford
                                          -------------------------------------
                                          Donald L. Walford, Individual